

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 10, 2017

Via E-mail
Mr. Paul Cowan
Chief Executive Officer and Chairman of the Board of Directors
Quotient Limited
Pentlands Science Park
Bush Loan, Penicuik, Midlothiam
EH26 OPZ, United Kingdom

>   **Re: Quotient Limited**
>   **Form 10-K for the fiscal year ended March 31, 2016**
>   **Filed May 31, 2016**
>   **File No. 1-36415**

Dear Mr. Boyd:

We have limited our review to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Organization and Business, page 65

1.   Please provide us an analysis of your accounting for the Distribution and Supply agreement and Subscription agreement which you entered into with Ortho-Clinical Diagnostics, Inc. on January 29, 2015. In the analysis, tell us what consideration was given to the fact that the agreements were entered into contemporaneously. In addition, please tell us how you accounted for the amount received over the fair value of the shares issued. Cite the applicable accounting literature relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast, Senior Accountant at (202) 551-3613 or Angela Connell, Accounting Branch Chief at (202) 551-3426 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance